Exhibit 4.8

FORM OF COLLABORATION AGREEMENT

This COLLABORATION AGREEMENT (the “Agreement”) has been entered into as of [●], 2020 (the “Effective Date”) by and between SunPower Corporation (“SPWR”), a Delaware corporation and Maxeon Solar Pte. Ltd. (“MSSG”), a Singapore corporation and a wholly-owned subsidiary of Maxeon Solar Technologies, Ltd. (“SpinCo”), a Singapore corporation. SPWR and MSSG may also be referred to individually as a “Party” or collectively as “Parties.”

RECITALS

WHEREAS, SPWR and SpinCo have entered into that certain Separation and Distribution Agreement (the “SDA”), dated [●], 2019, pursuant to which certain assets, including Intellectual Property, have been assigned from SPWR to SpinCo; and

WHEREAS, in accordance with the SDA, SPWR and SpinCo desire to collaborate on the development and commercialization of industry leading products, in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. DEFINITIONS

Unless otherwise defined below or in this Agreement, any capitalized term used in this Agreement shall have the meaning given to it in the SDA. In this Agreement:

1.1 “Affiliate” of a Party means any entity which (directly or indirectly) is controlled by, controls or is under common control with such Party. For the purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to a party means possession of the power to direct or cause the direction of the management and policies of such entity (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). For the avoidance of doubt, for the purposes of this Agreement, SPWR (and its Affiliates) and MSSG (and its Affiliates) shall not be considered or deemed to be Affiliates of each other.

1.2 “Agreement Term” has the meaning set forth in Section 12.1.

1.3 “Background IP” means any Intellectual Property that is (a) owned or controlled by a Party or any Affiliates of such Party prior to the Effective Date or (b) otherwise discovered, created, conceived of, first reduced to practice, or acquired by a Party or any Affiliates of such Party independently of this Agreement.

1.4 “Collaboration” has the meaning set forth in Section 2.1.

1.5 “Collaboration Budget” has the meaning set forth in Section 4.1.

1.6 “Collaboration Market Segment” means the Residential and Indirect Market Segment and the Direct Market Segment.

1.7 “Collaboration Territory” means the 50 States of the United States, the District of Columbia and Canada, but does not include U.S. territories and possessions. For clarity, the following U.S. territories are not included in the Collaboration Territory: Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands.

1.8 “Commercial Approval” means the date a Developed Product or a Commercialization Project is approved for commercial-scale manufacturing by MSSG and/or SPWR.

1.9 “Commercialization Project” means any activity relating to the commercialization of a product (including a Developed Product, a Licensed Product defined in the Cross License Agreement and/or a supplied product supplied under the Supply Agreement for which the Parties or the Management Committee has approved a Development Plan (any such product that is the subject to such activity, a “Commercialization Project Product”). The Parties intend to include or review opportunities to include as Commercialization Projects: Maxeon 5 Commercialization and Shingled Solar Panel Commercialization (all of which are defined below), as well as other projects mutually agreed upon by the Parties.

(a) Maxeon 5 Commercialization: Commercialization activities pertaining to Maxeon 5, and specifically to MSSG’s or its Affiliate’s manufacturing of Maxeon 5. Maxeon 5 is a product defined in the Cross License Agreement.

(b) Shingled Solar Panel Commercialization: Commercialization activities pertaining to shingled solar panels, and specifically to SPWR’s manufacturing of shingled solar panels.

1.10 “Commercialization Project Product” has the meaning set forth in Section 1.9.

1.11 “Commercialization Project Term” for each Commercialization Project has the meaning set forth in Section 12.2.

1.12 “Confidential Information” means: (a) any confidential or proprietary information or materials included in the Background IP or the Foreground IP, (b) any information or materials that a Party discloses to the other Party in connection with this Agreement and that is designated by the disclosing Party as confidential or proprietary at the time of disclosure; or (c) any other information or materials disclosed by a Party to the other Party in connection with this Agreement that should reasonably be understood to be confidential by the receiving Party at the time of the disclosure.

1.13 “Cross License Agreement” means that certain Cross License Agreement, by and between the Parties, dated [●], 2020.

1.14 “Residential and Indirect Market Segment” is defined in the Supply Agreement.

1.15 “Direct Market Segment” is defined in the Supply Agreement.

1.16 “Development Plan” has the meaning set forth in Section 3.1.

1.17 “Developed Product” means any product for which the Parties or the Management Committee has approved a Development Plan. The Parties intend to include or review opportunities to include as Developed Products: Maxeon 6, Improved Licensed Products, Flex panels, and shingled solar panels (all of which are defined below), as well as other products mutually agreed upon by the Parties.

(a) Maxeon 6: An industry leading panel for both cost and performance in residential, commercial and power plant applications.

(b) Improved Licensed Products: Improved, modified, altered or otherwise changed versions of the Licensed Products defined in the Cross License Agreement.

(c) Flex panels: A non-glass solar panel that is industry leading in logistics and installation costs for residential, commercial and power plant applications.

(d) Shingled solar panels: A solar panel made from shingling front contact solar cells into a hypercell that is industry leading in logistics and installation costs for residential, commercial and power plant applications.

1.18 “Developed Product Exclusivity Period” has the meaning set forth in Section 10.3.

1.19 “Development Term” for each Developed Product has the meaning set forth in Section 12.3.

1.20 “Foreground IP” means any Intellectual Property created or conceived by a Party directly in connection with the performance of, and during the term of, this Agreement.

1.21 “Intellectual Property” means all of the following whether arising under the Laws of the United States or of any foreign or multinational jurisdiction: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions (“Patents”), (b) trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (c) Internet domain names, accounts with Facebook, LinkedIn, Twitter and similar social media platforms, registrations and related rights, (d) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions, (e) confidential and proprietary information, including trade secrets, invention disclosures, processes and know-how, and (f) any other intellectual property rights.

1.22 “Management Committee” has the meaning set forth in Section 5.1.

1.23 “Product Discount” has the meaning set forth in Section 4.2.

1.24 “ROFO Acceptance” has the meaning set forth in Section 10.4(a)

1.25 “ROFR Acceptance” has the meaning set forth in Section 10.4(b)

1.26 “SPWR Reimbursable Costs” has the meaning set forth in Section 4.2.

1.27 “Supply Agreement” means that certain Supply Agreement, by and between the Parties, dated [●], 2020.

2. SCOPE OF COLLABORATION

2.1 Scope. The Parties shall collaborate on the development and commercialization of products in accordance with a Development Plan for each Developed Product and a Development Plan for each Commercialization Project (collectively referred to as the “Collaboration”) during the applicable Development Term or Commercialization Project Term in accordance with this Agreement.

3. COLLABORATIVE DEVELOPMENT

3.1 Development Plan. The Parties shall enter into a development plan (“Development Plan”), as created and approved by the Parties or the Management Committee, which will specify the timelines and plans for: (i) the development of a Developed Product, to enable the launch of the Developed Product within two (2) years from the commencement of the Development Term of such Developed Product; or (ii) the Commercialization Project, to enable or achieve commercialization objectives, such as cost reduction and high volume deployment, within two (2) years from the commencement of the Commercialization Project Term. A separate Development Plan shall be created for each Developed Product and for each Commercialization Project. Each Development Plan shall include at least the following (as applicable):

(a) identification of intermediate deliverables, a timeline for development, delivery and approval of such intermediate deliverables, and each Party’s responsibilities with regard to the development and approval of such intermediate deliverables;

(b) the financial obligations of each Party under such Development Plan, including any contingencies and/or triggers for when any required investment or payment should be made;

(c) detailed technical specifications setting forth required features and functionality for the Developed Product that is the subject of the Development Plan;

(d) identification of any testing, approval, certification or similar requirements to be obtained prior to Commercial Approval;

(e) cost and price specifications; and

(f) supply terms, including whether the Developed Product or Commercialization Project Product will be supplied from MSSG or its Affiliate to SPWR in accordance with the Supply Agreement or any similar agreement related to the supply of products from MSSG or its Affiliate to SPWR, such supply terms including any exceptions to exclusivity (such as market-share or product volume based exceptions).

3.2 MSSG Resource Plan. In connection with each approved Development Plan, MSSG shall be primarily responsible for providing manufacturing technology and resources, and thus will contribute resources in the following areas: equipment, capital, procurement, supply chain, reliability, deployment, and manufacturing technology.

3.3 SPWR Resource Plan. In connection with each approved Development Plan, SPWR shall be primarily responsible for providing product technology and resources, and thus will contribute resources in the following areas: product design, product architecture, product performance and system integration.

4. COLLABORATION COSTS

4.1 Collaboration Budget. The Collaboration shall be conducted in accordance with the Collaboration Budget set forth at the exhibit attached hereto (“Collaboration Budget”). The Collaboration Budget shall reflect all current Development Plans and associated costs expected to be incurred by SPWR. Any modification to the Collaboration Budget shall be effective only if approved by the Management Committee or the Parties and such modifications shall be reflected in the current Development Plans as appropriate.

4.2 SPWR Reimbursable Costs. MSSG shall fund all costs in connection with the Collaboration in accordance with this Section 4.2. To the extent SPWR incurs costs within the Collaboration Budget and SPWR is otherwise not obligated to fund such costs, as specified in a Development Plan or in the Collaboration Budget (the “SPWR Reimbursable Costs”), MSSG or another member of the SpinCo Group (as defined in the SDA) shall reimburse SPWR for such SPWR Reimbursable Costs in accordance with Section 4.3.

4.3 Product Discount. MSSG or another member of the SpinCo Group shall reimburse SPWR for the SPWR Reimbursable Costs by way of a discount on products supplied under either the Supply Agreement or any similar agreement related to the supply of products by MSSG or its Affiliate to SPWR (the “Product Discount”). In the event the Supply Agreement is not active and there is no other similar agreement related to the supply of products by MSSG or its Affiliate to SPWR, then the Parties shall negotiate on commercially reasonable terms a mechanism, such as a royalty plan, for MSSG to reimburse SPWR.

4.4 Direct Costs. Each Party shall be responsible for directly paying for their own direct resource costs in association with the Collaboration, provided SPWR’s direct costs that qualify as SPWR Reimbursable Costs shall be reimbursed by MSSG in accordance with Sections 4.2 and 4.3. These direct resource costs shall include direct vendor costs and direct labor overhead costs typical for a research program, including but not limited to salary, bonus, travel costs, facilities, IT, laboratory overhead costs, and regular experimentation costs.

4.5 Capital Equipment. Except as set forth in the Collaboration Budget and/or an approved Development Plan, any capital equipment purchased in the course of a Collaboration and funded or reimbursed by MSSG or any other member of the SpinCo Group shall be owned by MSSG.

5. JOINT MANAGEMENT COMMITTEE

5.1 Establishment; Responsibilities. Within 30 days after the Effective Date, the Parties will establish a joint, co-chaired joint management committee (“Management Committee”) that will be responsible for the overall strategic alignment and direction with respect to the Collaboration, including the following:

(a) creating and approving the Development Plan for each Developed Product and each Commercialization Project;

(b) coordinating and facilitating the performance of each Development Plan;

(c) facilitating the identification, protection and management of Intellectual Property created pursuant to the Collaboration;

(d) administering and managing the Collaboration in accordance with the Collaboration Budget;

(e) performing such other responsibilities as may be required of the Management Committee pursuant to this Agreement; and

(f) performing such other responsibilities as may be agreed upon by the Parties.

5.2 Composition. The Management Committee will have two co-chairpersons, with SPWR appointing one chairperson and MSSG appointing the other chairperson. SPWR and MSSG will each appoint one additional person to serve on the Management Committee. MSSG and SPWR, as applicable, may remove and, if desired, replace any of its respective appointees at any time and for any reason. Each Party will ensure that its representatives on the Management Committee have the appropriate expertise and seniority for the then-current stage of development and commercialization of the Developed Products and the Commercialization Projects and will have sufficient authority to act on behalf of such Party with respect to matters within the purview of the Management Committee.

5.3 Meetings. The Management Committee will hold meetings at such times as the Management Committee chairpersons mutually agree in good faith. Meetings of the Management Committee will be deemed duly convened and held if at least one representative of each Party is present. The Management Committee may meet (a) either in person at such locations as the Management Committee mutually agrees or (b) by audio or video teleconference. Any member of the Management Committee attending via telephone or teleconference will have all rights to participate fully and vote. The Management Committee may elect to invite any functional representatives of the Parties (e.g., product, engineering, commercial or finance) to any meeting at which the Management Committee plans to discuss matters relating to the expertise of such functional representative(s), provided that such functional representatives will not be entitled to vote at such meeting and will be bound by the confidentiality obligations set forth in Section 11.

5.4 Decision-Making Authority. The members of the Management Committee will each be entitled to cast one vote on any matter to be acted upon at a meeting held in accordance with Section 5.3. Except as otherwise provided in this Agreement, any decision or action required or permitted to be made or taken by the Management Committee will only be made or taken upon unanimous agreement of the members of the Management Committee in attendance at a duly convened meeting.

6. INTELLECTUAL PROPERTY

6.1 No Transfer of Background IP. Subject to the licenses granted pursuant to this Agreement and the licenses granted pursuant to the Cross License Agreement, each Party retains all right, title and interest in its Background IP.

6.2 Licenses to Background IP.

(a) License to MSSG. SPWR hereby grants to MSSG and each other member of the SpinCo Group a limited, perpetual, non-exclusive, irrevocable, non-transferable, non-sublicenseable license to use SPWR’s Background IP, limited to: (i) use in connection with the Collaboration; and (ii) making, having made, using, selling, offering to sell or importing into the Collaboration Territory a Developed Product or a Commercialization Project Product to the extent SPWR’s Background IP is incorporated in such Developed Product or Commercialization Project Product, and in all cases, subject to the Cross License Agreement and Sections 10.1 and 10.2.

(b) License to SPWR. MSSG hereby grants to SPWR a limited, perpetual, non-exclusive, irrevocable, non-transferable, non-sublicenseable license to use MSSG’s Background IP, limited to: (i) use in connection with the Collaboration; and (ii) making, having made, using, selling or offering to sell a Developed Product or a Commercialization Project Product to the extent MSSG’s Background IP is incorporated in such Developed Product or Commercialization Project Product, and in all cases, subject to the Cross License Agreement and Sections 10.1 and 10.2.

6.3 Foreground IP.

(a) Ownership. To the extent any Foreground IP is created or conceived in connection with the Collaboration by either Party, such Foreground IP shall be exclusively owned by MSSG, and SPWR hereby assigns, and MSSG hereby accepts, any and all right, title and interest it may have in such Foreground IP to MSSG.

(b) License to SPWR. MSSG hereby grants to SPWR a limited, perpetual, irrevocable, non-transferable, non-sublicensable license to make, have made, use, modify, market, sell, offer for sale, supply, copy, display, distribute, perform, and prepare derivative works of the Foreground IP, limited to: (i) use in connection with the Collaboration; and (ii) use in connection with a Developed Product or a Commercialization Project Product for activities in the Collaboration Territory, and in all cases subject to Sections 10.1 and 10.2. The license in this Section 6.3(b) is: (1) a sole license to SPWR during the Developed Product Exclusivity Period; (2) a non-exclusive license to SPWR following expiration of the Developed Product Exclusivity Period; and (3) a non-exclusive license to SPWR for a Commercialization Project Product.

7. PATENT PROSECUTION

7.1 Mutual Responsibilities and Rights. Each Party has an obligation to use commercially reasonable efforts to identify any Foreground IP developed under or resulting from the Collaboration. Upon the identification of such Foreground IP by a Party, such Party shall disclose the Foreground IP to the Management Committee, unless such disclosure would violate applicable law, including applicable export control laws. To the extent that either Party reasonably determines that disclosure of such Foreground IP to the Management Committee would violate applicable law, each Party shall have the discretion and consent of the other Party to immediately take such actions as are necessary to obtain required governmental or other approvals to disclose such Foreground IP to the Management Committee and protect the Intellectual Property rights in the Foreground IP, which may include filing a patent application, without the approval of the Management Committee. The disclosures to the Management Committee required by this section shall be made promptly once all such required approvals have been obtained. To the extent that any Patent is filed by SPWR pursuant to this Section 7.1, SPWR agrees to and hereby does assign to MSSG, and MSSG hereby accepts, all right, title and interest in and to such Patent, and MSSG shall reimburse SPWR for any fees or costs associated with preparing and filing such Patent.

7.2 MSSG Responsibilities. As between the Parties, MSSG has the first right and primary responsibility for preparing, filing, prosecuting and maintaining patent claims of appropriate scope for the Foreground IP, for the mutual benefit of the Parties. MSSG shall engage patent counsel, reasonably acceptable to SPWR, to prepare, file, prosecute, and maintain the Patents related to the Foreground IP, and within 30 days of the Effective Date, MSSG shall provide SPWR written notice of the name of MSSG’s patent counsel. MSSG shall inform SPWR of any transfer of Patents related to the Foreground IP to other counsel. MSSG shall assume all costs associated with the preparation, filing, perfection and maintenance of the Patents related to the Foreground IP. With regard to the Foreground IP that is or should be protected in the Collaboration Territory, MSSG shall, or shall instruct its patent counsel to, provide SPWR with access to: (a) copies of all applications, amendments, claims, petitions, notices or other filings made or proposed to be made with the appropriate governmental authority; (b) copies of all documents and correspondence relating to such Foreground IP received from the governmental authority through which such protection is sought promptly after receipt; and (c) copies of all documents and correspondence relating to such Foreground IP prior to the filing of such documents with the governmental authority through which such protection is sought. All documents, materials, and/or information required by the preceding sentence to be made accessible to SPWR shall be made accessible promptly following receipt by MSSG or its counsel but no later than forty-five (45) days prior to submission to the appropriate governmental authority, unless circumstances reasonably require a different time period in which case MSSG shall provide the documents, materials, and/or information to SPWR as soon as practical under the circumstances. MSSG shall give due consideration to any comments, revisions, modifications, changes, additions or deletions reasonably requested by SPWR and shall not unreasonably reject the same.

7.3 SPWR Option to Prosecute. In the event that MSSG determines not to file, maintain or continue prosecution of any Foreground IP in the Collaboration Territory, or otherwise elects to intentionally abandon such Foreground IP, MSSG shall provide SPWR with written notice thereof at least forty-five (45) days before such abandonment would be effective. Upon receipt of such notice, SPWR may, at its own expense, assume sole responsibility for filing, prosecuting and/or maintaining such patents and patent applications. If SPWR decides to assume such responsibility, it shall notify MSSG in writing no later than fifteen (15) days prior to the applicable deadline. Any such Patent will not be considered Foreground IP and MSSG forfeits all rights under this Agreement to such Patents arising therefrom. MSSG shall execute such documents and take such other steps as may be reasonably required to give effect to this Section 7.3.

8. PATENT ENFORCEMENT

8.1 Notice of Infringement. If either Party becomes aware of any (a) actual or suspected infringement, anywhere in the world, of a Patent related to the Foreground IP by a third party; or (b) allegations from a third party alleging the invalidity, unenforceability or non-infringement of a Patent related to the Foreground IP, such Party shall promptly notify the other Party in writing to that effect, and include in the notice any such evidence of infringement possessed by that Party. Upon such notice and before proceeding with any action (e.g., cease and desist notice), the Parties shall consult with each other, in good faith, regarding whether to enforce such Patent rights, an appropriate approach for such enforcement, an allocation of costs for such enforcement effort, and allocation of proceeds that may result from such enforcement effort. This Section 8.1 shall not prevent either Party from enforcing its rights in any Patent independently without the participation of the other Party.

9. ROYALTY

9.1 Royalty to SPWR. Unless otherwise specified in the Development Plan for a Developed Product or a Commercialization Project Product, or otherwise agreed to by the Parties to reimburse SPWR for SPWR Reimbursable Costs, MSSG and the other members of the SpinCo Group shall have no obligation to pay any royalties to SPWR or its Affiliates for sales of such Developed Product or such Commercialization Project Product.

9.2 Royalty to MSSG. Unless otherwise specified in the Development Plan for a Developed Product or a Commercialization Project Product, SPWR shall have no obligation to pay any royalties to MSSG or its Affiliates for sales of such Developed Product or such Commercialization Project Product.

10. INDUSTRIALIZATION AND SUPPLY

10.1 Exclusive Right to Manufacture (MSSG). MSSG shall have the exclusive right to manufacture the Developed Products and Commercialization Project Products, in whole or in part, outside the Collaboration Territory.

10.2 Sole Right to Manufacture (SPWR). SPWR shall have the sole right to manufacture the Developed Products and Commercialization Project Products, in whole in or in part, within the Collaboration Territory, whereby both SPWR and MSSG can each exercise rights to manufacture the Developed Products and Commercialization Project Products within the Collaboration Territory.

10.3 Exclusive Supply Relationship. During the Developed Product Exclusivity Period for a Developed Product, and subject to Section 10.4, SPWR shall have the exclusive right to sell and offer to sell, and MSSG shall have the exclusive right to supply to SPWR, within the Collaboration Market Segment, such Developed Product. If not already defined in a Development Plan, the terms and conditions of such exclusivity supply of a Developed Product shall be negotiated between the Parties in good faith and on commercially reasonable terms in view of the Development Plan, including cost and price specifications, and any then-existing supply agreements between the Parties. The “Developed Product Exclusivity Period” for a Developed Product means the period commencing on Commercial Approval for the Developed Product and expiring, for each Developed Product, on the earlier of: (i) the second anniversary of the end of the Development Term for such Developed Product, (ii) subject to a thirty (30) day cure period, the date of occurrence of any event specified in the Development Plan supply terms relating to exceptions to exclusivity (such as market-share or product volume based exceptions), or (iii) as otherwise defined in the Development Plan. For a period of one (1) year following the expiration of the Developed Product Exclusivity Period for a Developed Product, neither MSSG nor SPWR shall, within the Collaboration Market Segment, enter into an exclusive supply relationship with a third party for such Developed Product. This Section 10.3 shall not provide, impose or confer any additional exclusivity obligations or rights for, on or to either Party with respect to Commercialization Project Products. Specifically, for a Commercialization Project for a Developed Product, this Section 10.3 shall only be effective during the Developed Product Exclusivity Period for such Developed Product and shall not extend or otherwise renew notwithstanding the Commercialization Project, except as may be otherwise set forth in the Development Plan for the Commercialization Project.

10.4 Rights of First Offer (ROFO) and Rights of First Refusal (ROFR).

(a) SPWR ROFO. If at any time after expiration of the Developed Product Exclusivity Period for a Developed Product, but during the Agreement Term (“ROFO/ROFR Term”), MSSG desires to negotiate, execute, agree to or otherwise become bound by one or more contractual or other obligations to supply Developed Products manufactured by MSSG to a third party for sale in the Collaboration Market Segment, MSSG shall first offer to enter into such supply agreement with SPWR. MSSG shall make such offer to SPWR in writing. If, within 15 days of receiving such written offer from MSSG, SPWR provides written notice (“ROFO Acceptance”) to MSSG of SPWR’s intent to negotiate such a supply agreement with MSSG, the Parties shall thereafter engage in good faith negotiations on the terms of such supply agreement. In the event SPWR does not provide the ROFO Acceptance, or in the event SPWR and MSSG are unable to agree upon the terms of such a supply agreement within 90 days of the date of the ROFO Acceptance, then MSSG may enter into an agreement with a third party on the same material terms as were offered to SPWR, provided: (i) such third party agreement is executed prior to the first anniversary of the date on which MSSG first offered such terms to SPWR; and (ii) any changes or modifications of such material terms must first be offered to SPWR as a new offer to enter into a contract pursuant to this Section 10.5(a).

(b) MSSG ROFR. If at any time during the ROFO/ROFR Term, SPWR desires to negotiate, execute, agree to or otherwise become bound by a contractual or other obligation with a third party to have any Developed Products supplied to or made for SPWR for sale in the Collaboration Market Segment, SPWR shall provide written notice of such intent to MSSG, setting forth the material terms upon which SPWR would enter into such a supply agreement. Within 15 days of receiving such written offer from SPWR, MSSG, by providing written notice (“ROFR Acceptance”) to SPWR, may agree to supply such Developed Products to SPWR on the same material terms. In the event MSSG does not provide the ROFR Acceptance, or in the event SPWR and MSSG are unable to agree upon the terms of such a supply agreement within 90 days of the date of the ROFR Acceptance, then SPWR may enter into an agreement with a third party on the same material terms as were offered to MSSG, provided: (i) such third party agreement is executed prior to the first anniversary of the date on which SPWR first offered such terms to MSSG; and (ii) any changes or modifications of such material terms must first be offered to MSSG as a new offer to enter into a contract pursuant to this Section 10.5(b).

10.5. Applicability. Solely for the purpose of this Section 10, references to “MSSG” shall include each other member of the SpinCo Group.

11. CONFIDENTIALITY

11.1 Confidentiality. The Party that receives any Confidential Information (“Receiving Party”) of the other Party (“Disclosing Party”) shall keep all such Confidential Information in Receiving Party’s possession or reasonable control confidential and shall not disclose any such Confidential Information to any third party without the prior written consent of the Disclosing Party, other than the Receiving Party’s representatives who have a business need-to-know such Confidential Information. The Receiving Party shall exercise at least the same degree of care to safeguard the confidentiality of the Disclosing Party’s Confidential Information as it does to safeguard its own proprietary or confidential information of equal importance, but not less than a reasonable degree of care. The Receiving Party shall ensure, by instruction, contract, or otherwise with its representatives that such representatives comply with the provisions of this Section 11.1. The Receiving Party shall promptly notify the Disclosing Party in the event that the Receiving Party learns of any unauthorized use or disclosure of such Confidential Information by it or its representatives, and shall promptly take all actions necessary to correct and prevent such use or disclosure.

11.2 Exclusions. The confidentiality obligations in Section 11.1 shall not apply to any Confidential Information which: (a) is or becomes generally available to and known by the public (other than as a result of a non-permitted disclosure or other wrongful act directly or indirectly by the Receiving Party); (b) is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that the Receiving Party has no knowledge that such source was at the time of disclosure to the Receiving Party bound by a confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party which was breached by the disclosure; (c) has been or is hereafter independently acquired or developed by the Receiving Party without reference to such Confidential Information and without otherwise violating any confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party; (d) was in the possession of the Receiving Party at the time of disclosure by the Disclosing Party without restriction as to confidentiality; or (e) is requested or required to be disclosed to a regulatory authority, provided that the Receiving Party promptly notifies, to the extent practicable, the Disclosing Party in writing of such request or demand for disclosure so that the Disclosing Party, at its sole expense, may seek to make such disclosure subject to an appropriate remedy to preserve the confidentiality of the Confidential Information.

12. TERM AND TERMINATION

12.1 Agreement Term. This Agreement shall commence on the Effective Date and continue until terminated in accordance with Section 12.4 (“Agreement Term”).

12.2 Commercialization Project Term. Unless terminated in accordance with Section 12.4, the term of each Commercialization Project for a particular Commercialization Project Product (“Commercialization Project Term”) shall commence on the later of the Effective Date or approval of the Development Plan by the Management Committee, and expire at the earlier of: (a) two years from the approval of the Development Plan by the Management Committee, unless extended by mutual agreement of the Parties; (b) Commercial Approval for such Commercialization Project; and (c) termination of the Development Plan by the Management Committee. Unless otherwise agreed by the Parties in writing, termination or expiry of a Commercialization Project Term for a specific Commercialization Project shall not affect the Commercialization Project Term of other Commercialization Projects.

12.3 Development Term. Unless terminated in accordance with Section 12.4, the term of development (“Development Term”) for each Developed Product shall commence on the later of the Effective Date or approval of the Development Plan by the Management Committee, and expire at the earlier of: (a) two years from the approval of the Development Plan by the Management Committee, unless extended by mutual agreement of the Parties; (b) Commercial Approval for such Developed Product; and (c) termination of the Development Plan by the Management Committee. Unless otherwise agreed by the Parties in writing, termination or expiry of a Development Term for a Developed Product shall not affect the Development Term of other Developed Products.

12.4 Termination of Agreement Term, Commercialization Project Term or Development Term. The Agreement Term shall last two (2) years from the Effective Date, and shall automatically extend to accommodate any active Development Plan(s) and terminate upon termination or expiry of such Development Plan(s). At any time, for any reason whatsoever, the

Agreement Term, Commercialization Project Term for a Commercialization Product or any Development Term for a Developed Product may be extended or terminated upon the Parties’ mutual written agreement. Termination or expiry of a Commercialization Project Term or a Development Term shall not affect the Agreement Term. Unless otherwise agreed to by the Parties, termination of the Agreement Term in accordance with this Section shall automatically terminate the Development Term of all Developed Products and the Commercialization Project Term for all Commercialization Projects.

12.5 Survival. Sections 4.2, 4.3, 4.4, 6, 9, 10.1, 10.2, 10.3, 10.4, 11, 12.5, 14 and 15 shall survive the termination of the Agreement Term.

13. REPRESENTATIONS AND WARRANTIES

13.1 Each Party represents and warrants to the other Party that:

(a) Corporate Existence and Power. It has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its formation and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated by this Agreement.

(b) Authorization and Enforceability. The execution and delivery of this Agreement by it and the carrying out by it of the transactions contemplated hereby have been duly authorized by all requisite corporate action, and this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with the terms of this Agreement, subject, as to enforceability of remedies, to limitations imposed by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity.

(c) No Conflict. It is not a party to any agreement or commitment, including applicable privacy policies, that would prevent it from granting the rights granted or intended to be granted to the other Party under this Agreement or performing its obligations under this Agreement.]

14. INDEMNIFICATION

14.1 Indemnification by MSSG. MSSG shall fully indemnify and hold harmless SPWR and its Affiliates and their respective directors, officers, employees and agents (the “SPWR Indemnified Parties”) from and against any and all losses, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Damages”) incurred by any such SPWR Indemnified Party based on any third party claim arising out of or relating to (a) MSSG’s breach of this Agreement, or (b) the gross negligence or willful misconduct of any of the MSSG Indemnified Parties (as defined in Section 14.2), except to the extent directly or indirectly caused by any act or omission of SPWR Indemnified Parties.

14.2 Indemnification by SPWR. SPWR shall fully indemnify and hold harmless MSSG and its Affiliates and their respective directors, officers, employees and agents (the “SpinCo Indemnified Parties”) from and against any and all Damages incurred by any such SPWR Indemnified Party based on any third party claim arising out of or relating to (a) SPWR’s breach of this Agreement, or (b) the gross negligence or willful misconduct of any of the SPWR Indemnified Parties, except to the extent directly or indirectly caused by any act or omission of SpinCo Indemnified Parties.

14.3 Indemnity Procedures. Any indemnified Party submitting an indemnity claim under Section 14.1 or 14.2, as applicable (“Indemnified Party”), shall: (a) promptly notify the indemnifying Party under Section 14.1 or 14.2, as applicable (“Indemnifying Party”), of such claim in writing and furnish the Indemnifying Party with a copy of each communication, notice or other action relating to the event for which indemnity is sought; provided that no failure to provide such notice pursuant to this Section shall relieve the Indemnifying Party of its indemnification obligations, except to the extent such failure materially prejudices the Indemnifying Party’s ability to defend or settle the claim; (b) give the Indemnifying Party the authority, information and assistance necessary to defend or settle such suit or proceeding in such a manner as the Indemnifying Party shall determine; and (c) give the Indemnifying Party sole control of the defense (including the right to select counsel, at the Indemnifying Party’s expense) and the sole right to compromise and settle such suit or proceeding; provided that, in the case of Sections (b) or (c), the Indemnifying Party shall not, without the written consent of the Indemnified Party, compromise or settle any suit or proceeding unless such compromise or settlement (i) is solely for monetary damages (for which the Indemnifying Party shall be responsible), (ii) does not impose injunctive or other equitable relief against the Indemnified Party and (iii) includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such proceeding. Notwithstanding anything in this Section 14.3, with respect to any claim covered by Section 14.1 or 14.2, as applicable, the Indemnified Party (in its capacity as such) may participate in the defense at its own expense.

14.4 Consequential Damages. NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF THE OTHER PARTY IN CONNECTION WITH THIS AGREEMENT, EXCEPT IN CONNECTION WITH A BREACH OF SECTION 11, IT BEING UNDERSTOOD THAT A PARTY’S BREACH OF ITS INDEMNITY OBLIGATIONS HEREUNDER SHALL BE DIRECT DAMAGES REGARDLESS OF WHETHER THE DAMAGES CLAIM FOR WHICH INDEMNITY IS SOUGHT IS CHARACTERIZED AS SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL

15. MISCELLANEOUS

15.1 Governing Law. This Collaboration Agreement shall be governed by the laws of Singapore, without regard to rules of conflicts of laws.

15.2 Dispute Resolution. The Parties shall seek to settle any dispute, controversy or claim arising from or in connection with this Collaboration Agreement or the transaction documents through good faith negotiation. If within thirty (30) days after one Party notifies the other Party of any dispute in writing, the Parties fail to resolve such dispute through good faith negotiation, such dispute shall be settled through arbitration by the Singapore International Arbitration Centre (SIAC) under its latest version of rules of arbitration in force when the arbitration is initiated. The arbitration award shall be final and binding on the Parties. The place of arbitration shall be Singapore. The arbitration proceedings shall be conducted in English by a panel of three arbitrators who are fluent in the English language. Each party will have the authority to nominate one arbitrator in accordance with SIAC rules. Following confirmation of the two party-nominated arbitrators, they shall select a third neutral arbitrator to serve as the presiding arbitrator in accordance with SIAC rules.

15.3 Assignment. This Agreement may not be assigned by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign this Agreement to an Affiliate or to an acquirer or successor in interest in connection with a Change of Control of such Party without the prior written consent of the other Party, provided that such Party provides the other Party with written notice of any such assignment. “Change of Control” means the closing of (a) a merger, consolidation or similar transaction providing for the acquisition of the direct or indirect ownership of more than fifty percent (50%) of a Party’s shares or similar equity interests or voting power of the outstanding voting securities or that represents the power to direct the management and policies of such Party, or (b) the sale of all or substantially all of a Party’s assets.

15.4 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement.

[Signature page follows]

The Parties hereby execute this Agreement as of the Effective Date.

SunPower Corporation		Maxeon Solar Pte. Ltd.

By:		By:
	Name:		Name:
	Title:		Title: